Delisting Determination,The Nasdaq Stock Market, LLC,
October 27, 2014, GeoMet, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the preferred shares of GeoMet, Inc.
(the Company), effective at the opening of the trading session on November 6, 2014. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5101.
The Company was notified of the Staffs determination on September 23, 2014. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on October 2, 2014.